U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                                FORM 10-SB


              General Form for Registration of Securities
                        of Small Business Issuers
                      Under Section 12(b) or (g) of
                    the Securities Exchange Act of 1934



                        NEW RIVER INVESTMENTS, INC.
                        ---------------------------
                      (Name of Small Business Issuer)



       Nevada                                      88-0477169
                                        ----------------------------------------
(State or Other Jurisdiction of         I.R.S. Employer Identification Number
Incorporation or Organization)




           #280-815 West Hastings Street, Vancouver, BC  V6C 1B4
--------------------------------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)


                                (604) 608-1500
                          --------------------------
                         (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:       None

Securities to be Registered Under Section 12(g) of the Act:  Common Stock, Par
                                                             Value $0.001
                                                               (Title of Class)



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                                TABLE OF CONTENTS

                                    PART I
                                    ------
ITEM 1.     BUSINESS                                                          4
          History and Organization                                            4
          Proposed Business                                                   4
          Risk Factors                                                        5

ITEM 2.     PLAN OF OPERATION                                                10
          General Business Plan                                              10
          Structure of Acquisition                                           12
          No Dividend                                                        14
          Employees                                                          14
          Competition                                                        14
          Liquidity and Capital Resources                                    14

ITEM 3.     DESCRIPTION OF PROPERTY                                          14

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   14

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS      15

ITEM 6.     EXECUTIVE COMPENSATION                                           17

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   17

ITEM 8.     DESCRIPTION OF SECURITIES                                        17

                                   PART II
                                   -------

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS   18

ITEM 2.     LEGAL PROCEEDINGS                                                19

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND
            FINANCIAL DISCLOSURE                                             19

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES                          19

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS                        20

                                   PART F/S
                                   --------

FINANCIAL STATEMENTS                                                         21

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                                    PART III
                                    --------


ITEMS 1& 2 INDEX TO AND DESCRIPTION OF EXHIBITS                              22



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                                     PART I


ITEM 1.   DESCRIPTION OF BUSINESS.


                            HISTORY AND ORGANIZATION

     New River Investments, Inc. (the "Company"), was organized under the laws of the State of Nevada on November 1, 2000 under the name New River Investments, Inc.

     The Company was organized for the purposes of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry or geographical location.

     The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or loaned to the Company by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").


                            PROPOSED BUSINESS

     The Company will seek to locate and acquire a target company which, in the opinion of the Company's management (sometimes referred to as the "Management"), offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;
*     increased visibility in the financial community;
*     the facilitation of borrowing from financial institutions;
*     improved trading efficiency;
*     shareholder liquidity;
*     greater ease in subsequently raising capital;
*     compensation of key employees through stock options;
*     enhanced corporate image;
*     a presence in the United States capital market.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

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*     a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
* a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;
* a foreign company which may wish an initial entry into the United States securities market;
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
* a company seeking one or more of the other perceived benefits of becoming a public company.

     There is no assurance that the Company will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.


                                   RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

1. Anticipated Change in Control and Management. Upon the successful completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued, will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or the operation of the business, assets or property being acquired, will be adequate for such purposes.

2. Conflict of Interest - Management's Fiduciary Duties. A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to shareholders.

       The Company's directors and three officers are or may become officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Messers Richard Silas, Nicolas Awde and Bruce Jamieson are engaged in other business activities. Accordingly, the amount of time they will devote to the Company's business will vary. There exist potential conflicts of interest including allocation of time between the Company and its management's other business interests.

3. Experience of Management; Consultants. Although Management has general business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to possible business activities. Consequently, Management has not established the criteria that will be used to hire independent

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       consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

4. Potential Future Rule 144 Sales. Of the 100,000,000 shares of the Company's Common Stock authorized, there are presently issued and outstanding 26,000 shares; of which all 26,000 shares are "restricted securities" as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions of in transactions with a market maker, in an amount equal to 1% of the Company's outstanding common stock every 3 months. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two (2) year holding period without any quantity limitation, whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

5. Possible Issuance of Additional Shares. The Company's Board of Directors has the power to issue any or all of such unissued but authorized shares without stockholder approval for such consideration as it deems. Management presently anticipates that it may choose to issue a substantial amount of the Company's shares in connection with the acquisition of a target business. Furthermore, the Company may engage in a share split or may further increase its authorized capital in connection with the acquisition of a target business.

6. Risks of Leverage. There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

       Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

       * if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets.

       * if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

       * if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

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       *  if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

7. Possible Need for Additional Financing. The Company cannot ascertain with any degree of certainty the capital requirements for any particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available due to, among other things, the target company not having sufficient:

       *  credit or operating history;
       *  income stream;
       *  profit level;
       *  asset base eligible to be collateralized; or
       *  market for its securities.

       Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and any of its officers and/or directors pursuant to which the Company may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on the Company's right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

8. Penny Stock Rules. Under Rule 15g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to effect the purchase of a penny stock by any person unless:

       (1)  such sale or purchase is exempt from Rule 15g-9; or

       (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

       The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities ("NASD") Dealers Automated Quotation System ("NASDAQ").

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       It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations. This, in turn, may affect shareholder's ability to sell their shares following the completion of an acquisition.

       There is no current trading market for the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares.

       To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company, if ever or at all.

9. Risks Associated with Operations in Foreign Countries. The Company's business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

10. No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.
       This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

11. Speculative Nature of the Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While present management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating businesses meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

12. Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the

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       Company.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

13. No Agreement for Acquisition of a Target Company Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

14. Reporting Requirements May Delay or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have, or are unable to obtain, the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

15. Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

16. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

17. Regulation under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company

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       and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

18. Probable Change In Control and Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

19. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company and their respective holders; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction and their shareholders.


ITEM 2.   MANAGEMENT'S DISCUSSION, ANALYSIS OR PLAN OF OPERATION


                                  GENERAL BUSINESS PLAN


     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "ITEM F/S.
FINANCIAL STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

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     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and may continue to have, no capital with which to provide the owners of business entities with any cash or other assets.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company and in some cases, shareholders of the Company whose background makes them capable of assessing such business opportunities, these persons are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its

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business life.  It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.


                             STRUCTURE OF ACQUISITION


     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                               NO DIVIDENDS

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.


                                EMPLOYEES

     The Company presently has no employees. The Company has three officers and two directors. Mr. Richard Silas is the President and a Director of the Company, Mr. Nicolas Awde is the Secretary and a Director of the Company and Mr. Bruce Jamieson is the Treasurer of the Company. Messrs. Silas, Awde and Jamieson are all engaged in other business activities, and the amount of time
they will both devote to the Company's business will vary.   Upon completion of
the public offering, it is anticipated that management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                               COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


                       LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.


ITEM 3.   DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as a mailing address, at no cost, the office of its Corporate Counsel, Heenan Blaikie, 2200-1055 West Hastings Street, Vancouver, B.C., Canada. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Unless otherwise noted, each person has sole voting and investment power with respect to the shares shown.

================================================================================
NAME AND ADDRESS OF               SHARES OF       ATTRIBUTED      APPROXIMATE
BENEFICIAL OWNER                COMMON STOCK      BENEFICIAL       PERCENTAGE
                                BENEFICIALLY      OWNERSHIP           OWNED
--------------------------------------------------------------------------------
Richard Silas                        2,000            N/A            0.00002%
#1202-1516 Davie Street
Vancouver, BC  V6G 1V6
--------------------------------------------------------------------------------
Pacific Empire Venture Ltd.          2,200            N/A            0.000022%
#702-1489 Marine Drive
West Vancouver, BC  V7T 1B8
Beneficial Owner: Nicolas Awde
--------------------------------------------------------------------------------
Bruce Jamieson                       2,450            N/A            0.0000245%
3582 Rockview Place
West Vancouver, BC V7V 3H3
--------------------------------------------------------------------------------
Officers and Directors as
a Group (3 people)                   6,650            N/A            0.0000665%
================================================================================

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below is the name of each of the directors and officers of the Company, all positions and offices with the Company held, the period during which such person has never served as such, and the business experience during at least the last five years:

     Name                    Age       Positions and Offices Held
     ----                    ---       --------------------------

    Richard Silas            29        President and Director (since inception)

    Nicolas Awde             27        Secretary and Director (since inception)

    Bruce Jamieson           54        Treasurer (since inception)

     There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

Mr. Richard Silas - Mr. Silas has served as an Officer and Director with private and public trading companies. Over the last 5 years he has assisted in securing financing up to CDN$5,000,000 He has worked in a variety of capacities such as management, corporate communications, and marketing for a variety of industries such as mining, oil and gas, and the Hi-tech sector.

Mr. Nicolas Awde - President of Pacific Empire Ventures Ltd., a Internet Consulting group out of Vancouver, BC, Canada. Mr. Awde brings more than 2 years of private company experience providing capital funding, investor relations, corporate development & corporate communications in various business sectors.

Mr. Bruce Jamieson - Mr. Jamieson has been a Certified General Accountant since 1978. Until November 1998 Mr. Jamieson was the principal of Bruce F. Jamieson Inc., CGA (a public accounting firm in Vancouver) with the majority of his practice focussing on assisting public companies in all aspects of business including audits and filing of regulatory documents. For the last 6 years, Bruce Jamieson has been a voluntary director and chair of the finance committee for a large healthcare organization in the Vancouver area. He also holds a Bachelor's degree with honors in mathematics.

Conflicts of Interest.

     The Company's officers and directors may organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and the sole director are engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. The directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to the directors.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favor of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

     Although the Company will be subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time no agreements to acquire any properties. The Company is presently using the office of it's Corporate Counsel, Heenan Blaikie, located at 2200-1055 West Hastings Street, Vancouver, B.C. Canada, at no cost as the Company's office and mailing address. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The Company is currently authorized to issue one hundred million (100,000,000) shares of common stock at a par value of one thousandth of one cent ($0.001) per share of which 26,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Reports to Stockholders.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on December 31 of each year. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon its earnings, capital requirements and financial condition, as well as other relevant factors.

                                 PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") and of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company intends to file such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (I) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the NASDAQ Stock Market Inc.'s SmallCap Market ("NASDAQ-SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2.   LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

Other than to its founding shareholders, the Company has not sold any securities.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Nevada Revised Statutes Chapter 78, Private Corporations, section 78.140, provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgements, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to the company or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the company. The Articles of the Company may restrict the circumstances under which a company is required or permitted to indemnify a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                              FINANCIAL STATEMENTS

                                      Index



Auditors Report dated December 14, 2000

Audited Balance Sheets as of November 30, 2000

Audited Statement of Operations for the period from November 1, 2000
  (inception) to November 30, 2000

Audited Statement of Stockholders' Equity (Deficit) for the period from November 1, 2000 (inception) to November 30, 2000

Statement of Cash Flows for the period from November 1, 2000 (inception) to November 30, 2000

Notes to Financial Statements

                           NEW RIVER INVESTMENTS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                               NOVEMBER 30, 2000

                           NEW RIVER INVESTMENTS, INC.
                          (A Development Stage Company)

                         INDEX TO FINANCIAL STATEMENTS

                               NOVEMBER 30, 2000



AUDITOR'S REPORT - Comments by Auditors for
U.S. Readers on Canada - United States Reporting Difference

BALANCE SHEET

STATEMENT OF OPERATIONS

STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIENCY)

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

Page F-2


                                  AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors of New River Investments, Inc.

We have audited the balance sheet of New River Investments, Inc. (A Development Stage Company) as at November 30, 2000 and the statements of operations, changes in stockholders' equity (deficiency) and cash flows for the period from November 1, 2000, date of incorporation, to November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and the results of its operations and the changes in stockholders' equity and cash flows for the period from November 1, 2000, date of incorporation, to November 30, 2000 in accordance with generally accepted accounting principles in the Canada.


                                                   /s/Jones, Richards & Company"
                                                    CHARTERED ACCOUNTANTS

December 14, 2000
Vancouver, B.C.



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING
--------------------------------------------------------------------------------
DIFFERENCES
-----------

In the United States, reporting standards for auditors' would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern. Our report to the directors dated December 14, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.


                                                   /s/Jones, Richards & Company"
                                                    CHARTERED ACCOUNTANTS

December 14, 2000
Vancouver, B.C.

Page F-3

                             NEW RIVER INVESTMENTS, INC.
                           (A Development Stage Company)
                                  BALANCE SHEET
                                NOVEMBER 30, 2000

================================================================================


                                    ASSETS
                                    ------

CURRENT ASSETS
   Cash                                                              $       22
================================================================================


                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES
   Accounts payable                                                  $    1,716

--------------------------------------------------------------------------------

                  STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
                  -----------------------------------------

   Capital stock
     Authorized:  100,000,000 shares with
        a par value of $0.001 per share
     Issued:  26,000 common shares                                           26
   Deficit accumulated during development stage                          (1,720)
--------------------------------------------------------------------------------
                                                                         (1,694)
--------------------------------------------------------------------------------
                                                                     $       22
================================================================================



Approved on Behalf of the Board:


      /s/Richard Silas                           /s/Nicolas Awde
----------------------------------           ----------------------------------
Director                                     Director

  The accompanying notes are an integral part of these financial statements

Page F-4


                             NEW RIVER INVESTMENTS, INC.
                           (A Development Stage Company)
                              STATEMENT OF OPERATIONS
          FOR THE PERIOD NOVEMBER 1, 2000, DATE OF INCORPORATION, TO
                                NOVEMBER 30, 2000



GENERAL AND ADMINISTRATIVE EXPENSES

   Office and general                                                $    1,720
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                              $   (1,720)
================================================================================



BASIC NET LOSS PER SHARE                                             $    (0.07)
================================================================================


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                               26,000
================================================================================






  The accompanying notes are an integral part of these financial statements

Page F-5


                             NEW RIVER INVESTMENTS, INC.
                           (A Development Stage Company)
                           STATEMENT OF STOCKHOLDERS' EQUITY
          FOR THE PERIOD NOVEMBER 1, 2000, DATE OF INCORPORATION, TO
                                NOVEMBER 30, 2000


                                                            Deficit
                                                           Accumulated
                                      Common Stock           During
                             Number of shares     Amount   Development
                                                              Stage        Total
================================================================================

Common stock issued for cash
   November 1, 2000                   2,000       $      2   $    -     $     2
   November 2, 2000                  24,000             24        -          24

Net loss for the period November
   1, 2000, date of incorporation,
   to November 30, 2000                -              -         (1,720)  (1,720)
--------------------------------------------------------------------------------
Balance, November 30, 2000           26,000       $     26   $  (1,720) $(1,696)
================================================================================



  The accompanying notes are an integral part of these financial statements

Page F-6



                             NEW RIVER INVESTMENTS, INC.
                           (A Development Stage Company)
                              STATEMENTS OF CASH FLOWS
          FOR THE PERIOD NOVEMBER 1, 2000, DATE OF INCORPORATION, TO
                                NOVEMBER 30, 2000

                           STATEMENTS OF CASH FLOWS


Cash Generated By:

Operating Activities
   Net loss for the period                                           $   (1,720)
   Change in non-cash working capital items                               1,716
--------------------------------------------------------------------------------
                                                                             (4)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Proceeds on sale of common stock                                          26
--------------------------------------------------------------------------------

Investing Activities:                                                      -
--------------------------------------------------------------------------------

Increase In Cash                                                             22

Cash, Beginning Of Period                                                  -
--------------------------------------------------------------------------------

Cash, End Of Period                                                  $       22
================================================================================


  The accompanying notes are an integral part of these financial statements

Page F-7


                             NEW RIVER INVESTMENTS, INC.
                           (A Development Stage Company)

                           NOTES TO FINANCIAL STATEMENTS

                                 NOVEMBER 30, 2000
--------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

The Company was incorporated on November 1, 2000 in the State of Nevada. To date the Company has had no business operations and was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business. The ability of the Company to continue as a going concern is dependent on raising capital to acquire a business venture and to fund future operations.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related noted to financial statements. Actual results may differ from those estimates.

Foreign Currency Translation

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, the Company has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities approximate carrying value due to the short-term maturity of the instruments.

Page F-8

Net Loss per Common Share

Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

NOTE 3 - INCORPORATION
--------------------------------------------------------------------------------

The Company was incorporated under the laws of the State of Nevada, United States, on November 1, 2000.

                                    PART III
                                    --------


ITEMS 1 & 2 INDEX TO AND DESCRIPTION OF EXHIBITS
------------------------------------------------

Exhibit
-------

(1)     Certificate of Incorporation
---     ----------------------------

(2)     Articles
---     --------

(3)     By-Laws
---     -------

Exhibit 1

                                    SECRETARY OF STATE

                                     [GRAPHIC OMITTED]

                                            C/S
                              THE GREAT SEAL OF THE STATE OF NEVADA


                                     CORPORATE CHARTER


I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that NEW RIVER INVESTMENTS, INC. did on November 1, 2000 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of the State of Nevada.


                           IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on November 16, 2000.




                           /s/ Dean Heller


                                   Secretary of State


                           By      /s/ Denise A. Bates

                                   Certification Clerk


C/S

Exhibit 2

                                                           FILED# C29248-00
                                                                  ---------

                    ARTICLES OF INCORPORATION               NOV 01 2000
                               of                        IN THE OFFICE OF
                   New River Investments, Inc.              /s/ Dean Heller
                     A Nevada Corporation        DEAN HELLER, SECRETARY OF STATE

   I, the undersigned, being the original incorporator herein named, for the purpose of forming a corporation under and pursuant to Chapter 78 of the Nevada

Revised Statutes the general corporation laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these

Articles of Incorporation hereby declaring and certifying that the facts herein stated are true:

                                        ARTICLE I
                                          NAME

The name of the corporation is New River Investment, Inc.

                                        ARTICLE II
                                     PRINCIPAL OFFICE

   Section 2.01 Resident Agent. The name and address of its resident agent for
                --------------
service process is Resident Agents of Nevada, Inc. 711 S. Carson Suite 4 Carson

City, Nevada 89701.

   Section 2.02 Other Offices. The corporation may also maintain offices for
                -------------
the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and shareholders held outside the State of Nevada with the same effect as if in the State of

Nevada.

                                      ARTICLE III
                                        PURPOSE

   The corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Nevada.

                                     ARTICLE IV
                                  SHARES OF STOCK

Section 4.01 Number and Class. The amount of the total authorized capital stock
             ----------------

of this corporation is One Hundred Million (100,000,000) shares with a par value of $0.001 designated as Common Stock. The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

   The Board of Directors may issue such shares of common stock in one of more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

   Section 4.02 No Preemptive Rights. Holders of the Common Stock of the
                --------------------

corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the corporation, nor to any right of subscription thereto, other than the extent if any, the Board of Directors in its discretion, may determine from time to time.

   Section 4.03 Assessment of Shares. The Common Stock of the corporation,
                ---------------------

after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of

Incorporation shall not be amended in this particular.

                                      ARTICLE V
                                      DIRECTORS

   Section 5.01 Governing Board. The members of the board of the corporation
                ---------------

shall be styled directors.

   Section 5.02 Initial Board of Directors. The Board of Directors shall
                --------------------------

consist of at least one (1) but no more than five (5) members. The name(s) and address(s) of the initial members of the Board of Directors are as follows:


   NAME                              ADDRESS
   ----                              -------
Dwight Alan Teegardin of 711 S. Carson Suite 4 Carson City, Nevada 89701

   These individuals shall serve as Directors until the first annual meeting of the shareholders or until the successors shall have been elected and qualified.

   Section 5.03 Change in the Number of Directors. The number of directors may
                ----------------------------------

be increased or decreased by duly adopted amendment to the Bylaws of the corporation.

                                    ARTICLE VI
                                  INCORPORATORS

   The name and address of the sole incorporator is Sandra L. Miller 711 S.

Carson, Carson City, Nevada 89701

                                    ARTICLE VII
                                PERIOD OF DURATION

   This corporation is to have A PERPETUAL existence.

                                    ARTICLE VIII
                        DIRECTORS, AND OFFICERS' LIABILITY

   A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but the article shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts and omissions prior to such repeal or modification.

                                      ARTICLE IX
                                      INDEMNITY

   Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal,

administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the

State of Nevada from time to time against all expenses, liability and loss

(including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connections therewith.

Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

   Without limiting the application of the foregoing, the Board of Directors may adopt Bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of

Nevada, and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, or as is representative in a partnership, joint venture,

trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

   The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

                                       ARTICLE X
                                      AMENDMENTS

   Subject at all times to the express provisions of Section 4.03 which cannot be amended, this corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its Bylaws,

in the manner now or hereafter prescribed by statute or by these Articles of

Incorporation or said Bylaws, and all rights conferred upon the shareholders are granted subject to this reservation.

                                      ARTICLE X1
                                 POWERS OF DIRECTORS

   In futherance, and not in limitation of the powers conferred by statue, the

Board of Directors is expressly authorized:

     (1)   Subject to the Bylaws, if any, adopted by the shareholders,

     to make, alter or repeal the Bylaws of the corporation;

     (2)   To authorize and cause to be executed mortgages and liens,

     with or without limit as to amount, upon the real and personal property of the corporation;

     (3) To authorize the guaranty by the corporation of securities, evidences of indebtedness and obligations of other persons, corporation and business entities;

     (4) To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve; and

     (5) By resolution adopted by a majority of the whole board, to designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution or in the By-laws of the Directors in the management of the business and affairs of the corporation, any may authorize the seal of the corporation to be affixed to all papers which may require it Such committee or committees shall have such name or names as may be stated in the Bylaws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors

   All corporate powers of the corporation shall be exercised by the Board of

Directors except as otherwise provided herein or by law.

   IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of November,

2000 hereby declaring and certifying that the facts stated herein above are true.


                                                        /s/ Sandra L. Miller
                                                --------------------------------
                                                Sandra L. Miller
                                                Sole Incorporator

                                     ACKNOWLEDGMENT
                                     --------------

STATE OF NEVADA          )

                         :       ss
CITY OF CARSON           )

   On this 1st day of November, 2000 Sandra L. Miller personally appeared be for me, a Notary Public, and acknowledged to me that she executed the foregoing instrument for the purposes therein set forth.

                                                       /s/ Alan Teegardin
                                                --------------------------------
                                                NOTARY PUBLIC
[GRAPHIC OMITTED]
Alan Teegardin
Notary Public - Nevada
Appt. Recorded in DOUGLAS CO.
My Appt. Exp. Feb. 27, 2002
No. 98-0750-3

            CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT
            ----------------------------------------------------------

IN THE MATTER OF: New River Investments, Inc.

   Resident Agents of Nevada, Inc., Resident Agent # 83364, with address at

711 S. Carson, Carson City, Nevada 89701, hereby accepts the appointment as

Resident Agent of the above-entitled corporation in accordance with NRS 78.090.

   Furthermore, that the mailing address for the above registered office is as set forth above

   IN WITNESS WHEREOF, I hereunto set my hand this 1st day of November 2000.

                                                By       /s/ Sandra L. Miller
                                                --------------------------------
                                                Sandra L. Miller
                                                Resident Agents of Nevada, Inc.,
                                                Resident Agent # 83364
                                                Resident Agents

Exhibit 3

                            TABLE OF CONTENTS
                                BY-LAWS

ARTICLE ONE - OFFICES

1.1     Registered Office
1.2     Other Offices

ARTICLE TWO - MEETINGS OF STOCKHOLDERS

2.1     Place
2.2     Annual Meetings
2.3     Special Meetings
2.4     Notices of Meetings
2.5     Purpose of Meetings
2.6     Quorum
2.7     Voting
2.8     Share Voting
2.9     Proxy
2.10    Written Consent in Lieu of Meeting

ARTICLE THREE - DIRECTORS

3.1     Powers
3.2     Number of Directors
3.3     Vacancies

ARTICLE FOUR - MEETINGS OF THE BOARD OF DIRECTORS

4.1     Place
4.2     First Meeting
4.3     Regular Meetings
4.4     Special Meetings
4.5     Notice
4.6     Waiver
4.7     Quorum
4.8     Adjournment

ARTICLE FIVE - COMMITTEES OF DIRECTORS

5.1     Power to Designate
5.2     Regular Minutes
5.3     Written Consent

ARTICLE SIX - COMPENSATION OF DIRECTORS

6.1     Compensation

ARTICLE SEVEN - NOTICES

7.1     Notice
7.2     Consent
7.3     Waiver of Notice

ARTICLE EIGHT - OFFICERS

8.1     Appointment of Officers
8.2     Time of Appointment
8.3     Additional Officers
8.4     Salaries
8.5     Vacancies
8.6     Chairman of the Board
8.7     Vice-Chairman
8.8     President
8.9     Vice-President
8.10    Secretary
8.11    Assistant Secretaries
8.12    Treasurer
8.13    Surety
8.14    Assistant Treasurer

ARTICLE NINE - CERTIFICATES OF STOCK

9.1     Share Certificates
9.2     Transfer Agents
9.3     Lost or Stolen Certificates
9.4     Share Transfers
9.5     Voting Shareholder
9.6     Shareholders Record

ARTICLE TEN - GENERAL PROVISIONS

10.1     Dividends
10.2     Reserves
10.3     Cheques
10.4     Fiscal Year
10.5     Corporate Seal

ARTICLE ELEVEN - INDEMNIFICATION

ARTICLE TWELVE - AMENDMENTS

12.1     By Shareholder
12.2     By Board of Directors

                                 BY-LAWS

                                   OF

                       NEW RIVER INVESTMENTS, INC.

                           A NEVADA CORPORATION

                                ARTICLE ONE
                                -----------

                                  OFFICES
                                  -------

Section 1.1  Registered Office - The registered office of this corporation shall
             -----------------
be in the County of Las Vegas, State of Nevada.

Section 1.2  Other Offices - The corporation may also have offices at such other
             -------------
places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                ARTICLE TWO
                                -----------

                         MEETINGS OF STOCKHOLDERS
                         ------------------------

Section 2.1  Place - All annual meetings of the stockholders shall be held at
             -----
the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.2  Annual Meetings - Annual meetings of the stockholders, commencing
             ---------------
with the year 2000, shall be held five months after the fiscal year, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2.3  Special Meetings - Special meetings of the stockholders, for any
             ----------------
purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 2.4  Notices of Meetings - Notices of meetings shall be in writing and
             -------------------
signed by the President or a Vice-President or the Secretary or an Assistant

Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2.5  Purposes of Meetings - Business transacted at any special meeting
             --------------------
of stockholders shall be limited to the purposes stated in the notice.

Section 2.6  Quorum - The holders of a majority of the stock issued and
             ------
outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.7  Voting - When a quorum is present or represented at any meeting,
             ------
the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.8  Share Voting - Each stockholder of record of the corporation shall
             ------------
be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Section 2.9  Proxy - At any meeting of the stockholders any stockholder may be
             -----
represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instruments in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the posers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 2.10  Written Consent in Lieu of Meeting - Any action which may be taken
              ----------------------------------
by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statues or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE THREE
                                    -------------

                                      DIRECTORS
                                      ---------

Section 3.1  Powers - The business of the corporation shall be managed by its
             ------
Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3.2  Number of Directors - The number of directors which shall
             -------------------
constitute the whole board shall be three (3). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.3  Vacancies - Vacancies in the Board of Directors including those
             ---------
caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement file with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall be filled only by the stockholders.

     A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

     The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

     No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

                                    ARTICLE FOUR
                                    ------------

                           MEETINGS OF THE BOARD OF DIRECTORS
                           ----------------------------------

     Section 4.1  Place - Regular meetings of the Board of Directors shall be
                  -----
held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

     Section 4.2  First Meeting - The first meeting of each newly elected Board
                  -------------
of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

     Section 4.3  Regular Meetings - Regular meetings of the Board of Directors
                  ----------------
may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

     Section 4.4  Special Meetings - Special Meetings of the Board of Directors
                     ----------------
may be called by the Chairman or the President or by any Vice-President or by any two directors.

     Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as is shown upon the records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. Incase such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered through the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

     Section 4.5  Notice - Notice of the time and place of holding an adjourned
                  ------
meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

     Section 4.6  Waiver - The transactions of any meeting of the Board of
                     ------
Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Section 4.7  Quorum - A majority of the authorized number of directors
                  ------
shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

     Section 4.8  Adjournment - A quorum of the directors may adjourn any
                  -----------
directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                   ARTICLE FIVE
                                   ------------

                             COMMITTEES OF DIRECTORS
                             -----------------------

     Section 5.1  Power to Designate - The Board of Directors may, by resolution
                  ------------------
adopted by a majority of the whole Board, designate one or more committees of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

     Section 5.2  Regular Minutes - The committees shall keep regular minutes of
                  ---------------
their proceedings and report the same to the Board of Directors.

     Section 5.3  Written Consent - Any action required or permitted to be taken
                  ---------------
at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                      ARTICLE SIX
                                      -----------

                                 COMPENSATION OF DIRECTORS
                                 -------------------------

     Section 6.1  Compensation - The directors may be paid their expenses of
                  ------------
attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                     ARTICLE SEVEN
                                     -------------

                                       NOTICES
                                       -------

     Section 7.1  Notice - Notices to directors and stockholders shall be in
                  ------
writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

     Section 7.2  Consent - Whenever all parties entitled to vote at any
                  -------
meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meetings shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approve and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be proxy or attorney, but all such proxies and powers of attorney must be in writing.

     Section 7.3  Waiver of Notice - Whenever any notice whatever is required to
                  ----------------
be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                    ARTICLE EIGHT
                                    -------------

                                       OFFICERS
                                       --------

     Section 8.1  Appointment of Officers - The officers of the corporation
                  -----------------------
shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

     Section 8.2  Time of Appointment - The Board of Directors at its first
                  -------------------
meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a President, a Secretary and a Treasurer, none of whom need be directors.

     Section 8.3  Additional Officers - The Board of Directors may appoint a
                  -------------------
Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

     Section 8.4  Salaries - The salaries and compensation of all officers of
                  --------
the corporation shall be fixed by the Board of Directors.

     Section 8.5  Vacancies - The officers of the corporation shall hold office
                  ---------
at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

     Section 8.6  Chairman of the Board - The Chairman of the Board shall
                  ---------------------       ---------------------
preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

     Section 8.7  Vice-Chairman - The Vice-Chairman shall, in the absence or
                  -------------       -------------
disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

     Section 8.8  President - The President shall be the chief executive
                  ---------       ---------
officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

     Section 8.9  Vice-President - The Vice-President shall act under the
                  --------------       --------------
direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may

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Page 11

designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

     Section 8.10  Secretary - The Secretary shall act under the direction of
                   ---------       ---------
the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

     Section 8.11  Assistant Secretaries - The Assistant Secretaries shall act
                   ---------------------       ---------------------
under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

     Section 8.12  Treasurer - The Treasurer shall act under the direction of
                   ---------       ---------
the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

     Section 8.13  Surety - If required by the Board of Directors, he shall give
                   ------
the corporation a bond in such sum and with such sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from the office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

     Section 8.14  Assistant Treasurer - The Assistant Treasurer in the order of
                   -------------------       -------------------
their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE NINE
                                    ------------



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Page 12


                               CERTIFICATES OF STOCK
                               ---------------------

     Section 9.1  Share Certificates - Every stockholder shall be entitled to
                  ------------------
have a certificate signed by the President, Vice-President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issued more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issued to represent such stock.

     Section 9.2  Transfer Agents - If a certificate is signed (a) by a transfer
                  ---------------
agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

     Section 9.3  Lost or Stolen Certificates - The Board of Directors may
                  ---------------------------
direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit to that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

     Section 9.4  Share Transfers - Upon surrender to the corporation or the
                  ---------------
transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 9.5  Voting Shareholder - The Board of Directors may fix in advance
                  ------------------
a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitle to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so

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Page 13

fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to five such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record dated fixed as aforesaid.

     Section 9.6  Shareholders Record - The corporation shall be entitled to
                  -------------------
recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                  ARTICLE TEN
                                  -----------

                               GENERAL PROVISIONS
                               ------------------

     Section 10.1  Dividends - Dividends upon the capital stock of the
                   ---------
corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in case, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

     Section 10.2  Reserves - Before payment of any dividend, there may be set
                   --------
aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conductive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     Section 10.3  Cheques - All cheques or demands for money and notes of the
                   -------
corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 10.4  Fiscal Year - The fiscal year of the corporation shall be
                   -----------
fixed by resolution of the Board of Directors.

     Section 10.5  Corporate Seal - The corporation may or may not have a
                   --------------
corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the Corporation and the words Corporate Seals and Nevada. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                    ARTICLE ELEVEN
                                    --------------

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Page 14


                                    INDEMNIFICATION
                                    ---------------

     Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

     The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

     The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                    ARTICLE TWELVE
                                    --------------

                                      AMENDMENTS
                                      ----------

     Section 12.1  By Shareholder - The Bylaws may be amended by a majority vote
                   --------------
of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

     Section 12.2  By Board of Directors - The Board of Directors by a majority
                   ---------------------
vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

     APPROVED AND ADOPTED this 1st day of November, 2000


                                                --------------------------------
                                                Secretary

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Vancouver, on the 20th day of December, 2000.


NEW RIVER INVESTMENTS, INC.
(Registrant)

By:  /s/ Richard Silas
Richard Silas, President and Director
                                            ------------------------------------